

October 26, 2010

Via Facsimile (949) 253-0902 and U.S. Mail

Michael A. Hedge, Esq.
K&L Gates LLP
1900 Main Street, Suite 600
Irvine, CA 92614

> **RE:** **Lantronix, Inc.**
> **Preliminary Proxy Statement filed October 18, 2010 by TL Investment**
> **GmbH, Bernhard Bruscha, Manfred Rubin-Schwarz, Frederick G. Thiel,**
> **and Hoshi Printer**
> **Soliciting Materials filed pursuant to Rule 14a-12 on October 18, 2010**
> **File No. 001-16027**

Dear Mr. Hedge:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Election of Directors, page 3

1.   Please clarify that security holders using your card will be unable to vote for nine nominees. Also, clarify that given your plurality voting requirement, it is likely that all of your nominees and all of the company's nominees will be elected.

Other Matters to be Considered at the Annual Meeting, page 6

2.   We note that unmarked gold proxy cards will be voted for or against unspecified company proposals. Please specify how you intend to vote such proxy cards here and in the form of proxy card, and explain here why you intend to vote for or against any particular proposal.

Additional Information, page 12

3.   You refer security holders to information that you are required to provide that will be contained in the company's filings. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that use of the Rule is predicated on the subject disclosure being included in other proxy soliciting materials, not in filings other than soliciting materials furnished to each person solicited in connection with the special meeting, and that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Soliciting Materials

4.   Refer to the letter to the company's board of directors filed as exhibit 99.2. Please explain how the company's nomination of six persons for a nine-member board of directors "subverts the process of providing shareholders a real choice in selecting who will best serve their interests." Does this fact limit your ability to nominate any specific individuals? Does it prevent you from nominating more than three individuals? Does this fact not result in the reasonable likelihood that your nominees will be elected?

5.   Please tell us, and disclose in future filings as relevant, the source of the quoted language "as bad as some others" in the final bullet point of the first page of the letter to shareholders filed as exhibit 99.3 to these soliciting materials.

6.   Refer to the same letter to shareholders. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure that Lantronix shareholders deserve great leadership that "[p]laces profitability, growth, employee relations and shareholder value above its own self-interest." (emphasis added).

7.   Refer to the same letter to shareholders. Describe or list in future filings the specific bylaws that you believe unreasonably limit shareholders' rights. Also, quantify in future filings the amount of "money currently wasted for board fees."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions